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Exhibit 4.17

SHARE OPTION AND SHARE APPRECIATION RIGHT AGREEMENT
PURSUANT TO THE GUCCI GROUP N.V.
INCENTIVE STOCK OPTION PLAN

        This Share Option and Share Appreciation Right Agreement (the "Agreement") is made as of «Date» (the "Effective Date"), between Gucci Group N.V., a company established under the laws of the Netherlands (the "Company"), and «Optionee» (the "Optionee").

RECITALS

A.    The Company has adopted the Amended and Restated Gucci Group N.V. Incentive Stock Option Plan (the "Plan").

B.    At the «Year» Annual General Meeting, the shareholders of the Company approved the appointment of each of the members of the Supervisory Board, and the grant of option shares to each member of the Supervisory Board.

C.    In connection with services to be rendered by the Optionee to the Company and to encourage the Optionee's contribution to the success and progress of the Company, the Company desires to grant the Optionee the opportunity to acquire an increased proprietary interest in the Company.

D.    In accordance with the Plan, the Remuneration Committee (as defined below) has as of the Effective Date granted to the Optionee an option ("Option") to purchase shares of common stock of the Company (such shares referred to herein as the "Shares"), such Option being convertible under certain circumstances into an SAR (as defined below), according to the terms and conditions of the Plan and this Agreement.

E.    This option is not intended to qualify for treatment as an incentive stock option under Section 422 of the U.S. Internal Revenue Code of 1986.

F.    The option is intended to qualify as a stock appreciation right for Netherlands wage withholding tax and income tax purposes.

AGREEMENTS

1.    Definitions.    Capitalized terms used herein shall have the following meanings:

  "Act" is defined in Section 10.

  "Affiliate" of any Person means any other Person Controlling, Controlled by or under common Control with such Person.

  "Agreement" is defined in the preamble.

  "Company" is defined in the preamble.

  "Comparator Company" means each of Bulgari, Coach, Hermes, LVMH, Richemont, Polo Ralph Lauren, Tiffany and Tod's, or such other publicly traded luxury goods companies as the Remuneration Committee may from time to time designate.

  "Comparator Enterprise Value/EBITA Ratio" means the average of the Enterprise Value/EBITA ratios for each Comparator Company, as adjusted in the discretion of the Remuneration Committee to address any significant distortions resulting from particular facts and circumstances prevailing at the time in respect to any particular Comparator Company. Each such ratio shall be the Enterprise Value of the Comparator Company divided by such Comparator Company's EBITA for the twelve months ended at the end of the Comparator Company's most recently completed fiscal quarter.

  "Comparator Price/Earnings Ratio" means the average of the Price/Earnings ratios for each Comparator Company, as adjusted in the discretion of the Remuneration Committee to address any significant distortions resulting from particular facts and circumstances prevailing at the time in respect to any particular Comparator Company. Each such ratio shall be the average market price per share of Comparator Company shares (determined on the basis of the average closing market price over the 30 trading days preceding its most recently completed fiscal quarter and its average number of shares outstanding during such 30 day period) divided by such Comparator Company's net income per share for the twelve months ended at the end of the most recently completed fiscal quarter (determined on the basis of its average number of shares outstanding during the 30 trading days preceding its most recently completed fiscal quarter).

  "Control" means (i) the ownership by any Person of voting stock (or other ownership interests) enabling such Person to elect a majority of the board of directors (or other governing body) of any other Person or (ii) the possession of the power, whether by proxy, contract or otherwise, to direct the affairs of such other Person.

  "Conversion Event" means the termination of the PPR Offer (including any extension thereof), unless on termination of the PPR Offer, either more than 15,000,000 shares (equitably adjusted for any recapitalization transaction) or more than 15% of the then outstanding shares have not been tendered and accepted for payment by Pinault-Printemps-Redoute S.A.

  "EBITA" means earnings before interest, tax and amortization of goodwill and trademarks.

  "Effective Date" is defined in the preamble.

  "Exercise Price" is defined in Section 2.

  "Governmental Authority" means any nation or government, any state or other political subdivision thereof or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

  "Gucci" means a group of companies including Gucci Group N.V. and its subsidiaries.

  "Invalid Transfer" is defined in Section 5.

  "Optionee" is defined in the preamble.

  "Option Shares" is defined in Section 2.

  "Permanent Disability" means if, while a member of the Supervisory Board, the Optionee becomes physically or mentally incapacitated or disabled so that (i) the Optionee is substantially unable to perform the same services as the Optionee performed prior to incurring such incapacity or disability and (ii) such condition exists for an aggregate of 180 days in any 12 consecutive calendar month period (the Company, at its option and expense, being entitled to retain a physician reasonably acceptable to Optionee to confirm the existence of such incapacity or disability, and the determination of such physician being binding upon the Company and Optionee).

  "Person" means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

  "Plan" is defined in recital A.

  "PPR Offer" means the offer to purchase all outstanding Shares that Pinault-Printemps-Redoute S.A. is required to make in March 2004 pursuant to the LVMH—Moet Hennessy Louis Vuitton S.A. settlement agreement dated 9 September 2001, if the Shares are then trading at a price below $101.50 per share.

  "Remuneration Committee" means the remuneration committee of NV as designated from time to time by the Supervisory Board.

  "SAR" means share appreciation right, being a right to receive an amount in cash equal to the appreciation in the value of a Share, based upon the valuation criteria set forth herein, but, for the avoidance of doubt, not including a right in the underlying share.

  "Shares" is defined in recital D.

  "Supervisory Board" means the Supervisory Board of the Company.

2.    Grant of Option/SAR.

  (a)
  Grant of Option: The Company grants to the Optionee the Option to acquire, on the terms and conditions hereinafter set forth, all or any part of the number of Shares set forth below the Optionee's signature on the signature page of this Agreement (the "Option Shares"), at the exercise price set forth below the Optionee's signature on the signature page of this Agreement, being the closing price of the Shares on the New York Stock Exchange on the date of the «Year» Annual General Meeting (as such amount may be adjusted in accordance with Section 6, the "Exercise Price"). The Company's grant of the above-referenced options was approved and ratified by its shareholders at the «Year» Annual General Meeting.

  (b)
  Grant of SAR: Upon a Conversion Event, the Option shall automatically convert into an SAR, with each Option to purchase one Share converting into one SAR, and any rights to purchase Shares or any interest therein shall automatically terminate.

3.    Exercisability.    The Optionee's right to exercise the Option or SAR shall vest immediately upon the Effective Date.

4.    Expiration.    The Option or SAR shall expire upon the tenth anniversary of the Effective Date.

5.    Nontransferability.    The Option or SAR is personal to the Optionee and shall not be transferable by the Optionee otherwise than upon the Optionee's death to the Optionee's spouse, child, estate, personal representative, heir or successor or upon the Optionee's death to a trust for the benefit of the Optionee's spouse, child or heir, and the Option or SAR is exercisable, during the Optionee's lifetime, only by the Optionee or, in the event of the Optionee's Permanent Disability, the Optionee's guardian or legal representative. More particularly, the Option or SAR may not be assigned, transferred (except as aforesaid), pledged or hypothecated in any way, whether by operation of law or otherwise, and shall not be subject to execution, attachment or similar process. Any actual or attempted assignment, transfer, pledge, hypothecation, execution, attachment or similar process of the Option or SAR (except as aforesaid) ("Invalid Transfer") shall vest no rights whatsoever in any purported assignee, transferee, pledgee or any other purported beneficiary of the Invalid Transfer other than the Optionee. An Invalid Transfer shall be void in the hands of any Person other than the Optionee, and neither NV nor the Company shall have any obligation (including, but not limited to, the obligation to issue or transfer shares or make any distributions) to any Person other than Optionee (except to a permitted transferee under the first sentence of this Section) with respect to the Option or SAR. This Agreement shall be binding on and enforceable against any Person who is a permitted transferee of the Option or SAR pursuant to the first sentence of this Section.

6.    Adjustments.    If the Shares are changed into or exchanged for a different number or kind of shares or securities, as the result of any one or more reorganizations, recapitalizations, mergers, acquisitions, stock splits, reverse stock splits, stock dividends or similar events, an appropriate adjustment shall be made in the number and kind of shares or other securities subject to the Option and the price for each share or other unit of any securities subject to this Agreement, in accordance with Section 12 of the Plan. No fractional interests shall be issued or transferred on account of any such adjustment unless the Committee specifically determines to the contrary; provided, however, that in lieu of fractional interests, the Optionee, upon the exercise of the Option in whole or part, shall receive cash in an amount equal to the amount by which the fair market value of such fractional interests exceeds the Exercise Price attributable to such fractional interests.

7.    Exercise of the Option/SAR.    Prior to a Conversion Event or the expiration of the Option, the Optionee may exercise the Option in whole or in part.

        Prior to the expiration of the SAR, the Optionee may exercise the SAR in whole or in part. Upon exercise of an SAR, the Optionee will be entitled to receive a sum of cash equal to the difference between the (i) the Exercise Date SAR Value ("V2"), minus (ii) the Grant Date SAR Value ("V1") multiplied by the number of SARs exercised, minus any amount payable in accordance with Section 16.

Grant Date SAR Value shall be determined by applying the following formula:

A × B C	+	D × E C	= V1

2

  Where:

  A is the Comparator Enterprise Value/EBITA Ratio as of the date of grant of the options that have converted into SARs;

  B is the Company's EBITA for the twelve months ending at the end of the most recently completed fiscal quarter preceding the date of grant of the options that have converted into SARs;

  C is the number of shares of the Company outstanding on the date of grant;

  D is the Comparator Price/Earnings Ratio as of the date of grant of the options that have converted into SARs; and

  E is the Company's net income for the twelve months ending at the end of the most recently completed fiscal quarter preceding the date of grant of the options that have converted into SARs;

  as each may be determined by the Remuneration Committee or its designee.

Exercise Date SAR Value shall be determined by applying the following formula:

A × B C	+	D × E C	= V2

2

  Where:

  A is the Comparator Enterprise Value/EBITA Ratio as of the date of exercise of the SARs;

  B is the Company's EBITA for the twelve months ending at the end of the most recently completed fiscal quarter preceding the date of exercise of the SARs;

  C is the number of shares of the Company outstanding on the date of exercise;

  D is the Comparator Price/Earnings Ratio as of the date of exercise of the SARs; and

  E is the Company's net income for the twelve months ending at the end of the most recently completed fiscal quarter preceding the date of exercise of the SARs;

  as each may be determined by the Remuneration Committee or its designee.

        Upon electing to exercise the SAR, the Optionee shall deliver to the Chief Financial Officer of the Company a written and signed notice of such election setting forth the number of SARs the Optionee has elected to exercise. Within 30 days of receipt of such notice of election, the Company shall send to the Optionee, at the address listed below, the sum to which the Optionee is entitled upon the exercise of such number of SARs as are indicated in the Optionee's notice of election.

8.    Obligation to Resell Option Shares.    The Optionee shall be obligated to resell its Option Shares immediately upon the Optionee's exercise of the Option pursuant to Section 7. The Optionee hereby grants a proxy to the Company to sell the Option Shares upon the exercise of the option on behalf of the Optionee. If the Option Shares are sold pursuant to this proxy, the Company will apply the net proceeds of such sale on behalf of the Optionee. The positive remainder of such net proceeds (if any) will be paid to the Optionee.

9.    Restrictions on Transfers of Shares Issuable Upon Exercise.    Subject to compliance with applicable laws, and subject to the restrictions set forth in paragraphs 8 and 10, the Option Shares shall be freely transferable.

10.  Compliance with Legal Requirements.

  (a)
  No Option Shares shall be issued or transferred pursuant to this Agreement unless and until all legal requirements applicable to such issuance or transfer have, in the reasonable opinion of counsel to the Company, been satisfied. Such requirements may include, but are not limited to: (i) registering or qualifying such Option Shares under Italian, Dutch or United States national, state or local law; (ii) satisfying any applicable law relating to the transfer of unregistered securities or demonstrating the availability of an exemption from applicable laws; (iii) placing a legend on the Shares to the effect that they were issued or transferred in reliance upon an exemption from registration under the Securities Act of 1933, as amended (the "Act"), or similar law of other jurisdictions, or may not be transferred other than in reliance upon Rule 144 or Rule 701 promulgated under the Act, if available, or upon another exemption from the Act or similar law of other jurisdictions; or (iv) obtaining the consent or approval of any Governmental Authority.

  (b)
  The Optionee hereby represents and warrants that, unless a registration statement under the Act is effective as to Option Shares, such Option Shares will be acquired for the Optionee's (or the Optionee's permitted transferee's) personal account and not with a view to distribution.

11.  No Interest in Shares Subject to Option.    Neither the Optionee (individually or as a member of a group) nor any beneficiary or other Person claiming under or through the Optionee shall have any right, title, interest or privilege in or to any Shares or other securities allocated or reserved for the purpose of the Plan or subject to this Agreement except as to such Option Shares, if any, as shall have been issued or transferred to such Person upon exercise of the Option, except as otherwise provided herein.

12.  Plan Controls.    The Option and SAR are subject to, and the Company and the Optionee agree to be bound by, all of the terms and conditions of the Plan as they may be amended from time to time in accordance with the terms thereof, but no such amendment shall be effective as to the Option or SAR without the Optionee's written consent insofar as it may adversely affect the Optionee's rights under this Agreement.

13.  Not an Employment Contract.    Nothing in the Plan, this Agreement or any other instrument executed pursuant thereto shall confer upon the Optionee any right to employment by the Company or any Affiliate or shall affect any legal right of the Company or its shareholders to terminate the membership of the Optionee on the Supervisory Board.

14.  Governing Law.    All terms of and rights under this Agreement shall be governed by and construed in accordance with the laws of the State of New York.

15.  Taxes.    Whenever Shares are to be issued or transferred with respect to the exercise of Options, or whenever cash is paid upon the exercise of SARs, the Remuneration Committee in its discretion may require the Optionee to remit to the Company, prior to the issuance or transfer of such Shares or cash, all or any part of the amount determined in the Remuneration Committee's discretion to be sufficient to satisfy any tax obligations or, to the extent legally permissible, national insurance and other social security contributions (whether employees' or employer's), that the Company or its counsel determines may arise with respect to such exercise, issuance, transfer or payment. Pursuant to a procedure established by the Remuneration Committee or as set forth in the stock option Plan or any agreement, the Optionee may (a) request the Company to withhold delivery of a sufficient number of Shares or a sufficient amount of the Optionee's compensation or (b) deliver a sufficient number of previously issued Shares or a sufficient amount of cash to satisfy the withholding obligation.

16.  Notices.    All notices, requests, demands and other communications pursuant to this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered, telexed or telecopied to, or, if mailed, when received by, the other party. Notices to the Optionee shall be sent to the address set forth below the Optionee's signature on the final page hereof or, if no address is indicated thereon, to the address indicated in the Company's employment records. Notices to the Company shall be sent to the following address:

    Gucci Group N.V.
    Rembrandt Tower
    Amstelplein No. 1
    Amsterdam
    The Netherlands
    Attention: Chief Financial Officer

17.  Amendments and Waivers.    This Agreement may be amended, and any provision hereof may be waived, only by a writing signed by the party to be charged.

18.  Entire Agreement.    This Agreement, together with the Plan, sets forth the entire agreement and understanding between the parties as to the subject matter hereof and supersedes all prior oral and written and all contemporaneous oral discussions, agreements and understandings of any kind or nature.

19.  Severability.    In the event that any provision of this Agreement is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid and enforceable, or otherwise deleted, and the remainder of this Agreement shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision.

20.  Headings.    The headings preceding the text of the sections hereof are inserted solely for convenience of reference and shall not constitute a part of this Agreement, nor shall they affect its meaning, construction or effect.

21.  Counterparts.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which together shall constitute one and the same instrument.

22.  Further Assurances.    Each party shall cooperate and take such action as may be reasonably requested by another party in order to carry out the provisions and purposes of this Agreement.

23.  Remedies.    In the event of a breach by any party to this Agreement of its obligations under this Agreement, any party injured by such breach, in addition to being entitled to exercise all rights granted by law, including recovery of damages, shall be entitled to specific performance of its rights under this Agreement. The provisions of this Agreement shall be specifically enforceable, it being agreed by the parties that the remedy at law, including monetary damages, for breach of any such provision will be inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived.

24.  Binding Effect.    This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

25.  Arbitration.    The parties shall endeavor to settle all disputes by amicable negotiations. Any claim, dispute, disagreement or controversy that arises among the parties relating to this Agreement that is not amicably settled shall be resolved by arbitration, as follows:

  (a)
  Any such arbitration shall be heard in New York, New York before a panel consisting of one to three arbitrators, each of whom shall be impartial. Upon the written request for arbitration of either party to commence arbitration hereunder, the parties shall attempt to agree on the number and identity of the arbitrators within 30 days of such request. If the parties fail to agree, the number of arbitrators shall be determined and their appointment shall be made by the American Arbitration Association in accordance with the commercial arbitration rules of the American Arbitration Association. In determining the number and appropriate background of the arbitrators, the American Arbitration Association shall give due consideration to the issues to be resolved, but the decision as to the number of arbitrators and their identity shall be final.

  (b)
  An arbitration may be commenced by any party to this Agreement by the service of a written request for arbitration upon the other affected parties. Such request for arbitration shall summarize the controversy or claim to be arbitrated.

  (c)
  All attorneys' fees and costs of the arbitration shall in the first instance be borne by the respective party incurring such costs and fees, but the arbitrators shall have the discretion to award costs and attorneys' fees as they deem appropriate under the circumstances. The parties hereby expressly waive punitive damages, and under no circumstances shall an award contain any amount that in any way reflects punitive damages.

  (d)
  Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.

  (e)
  It is intended that controversies or claims submitted to arbitration under this Section 25 shall remain confidential, and to that end it is agreed by the parties that neither the facts disclosed in the arbitration, the issues arbitrated nor the views or opinions of any persons concerning them shall be disclosed to third persons at any time, except to the extent necessary to enforce an award or judgment or as required by law or in response to legal process or in connection with such arbitration.

  (f)
  Any arbitration under this Section 25 shall be conducted pursuant to the commercial arbitration rules of the American Arbitration Association.

IN WITNESS WHEREOF, the parties have executed this Agreement as of «Date».

GUCCI GROUP N.V.
By:

Name: Domenico De Sole Title: Chairman of the Management Board

OPTIONEE

Name: «Optionee» Number of Option Shares: «Shares» Exercise Price: $«Price» per Option Share

Address: «Homeadd1» «Homeadd2» «Homeadd3»

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  Exhibit 4.17
SHARE OPTION AND SHARE APPRECIATION RIGHT AGREEMENT PURSUANT TO THE GUCCI GROUP N.V. INCENTIVE STOCK OPTION PLAN